Filed by Twin Ridge Capital Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Poppetell Limited

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022

Operator

Welcome to today’s conference call announcing the business combination of Carbon Revolution Limited and Twin Ridge Capital Acquisition Corp. Joining us on the call are William Russell, Co-CEO and CFO, and Sanjay Morey, Co-CEO, from Twin Ridge. They are joined by Carbon Revolution’s CEO and Co-Founder, Jake Dingle, and CFO, Gerard Buckle.

We would first like to remind everyone that this call contains forward-looking statements including, but not limited to, Carbon Revolution and Twin Ridge’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties and assumptions and they are not guarantees of performance. We encourage you to read in full the press release issued on December 15, 2022, the accompanying presentation and Twin Ridge’s public filings with the SEC for a discussion of the risks that can affect the transaction, Twin Ridge’s and Carbon Revolution’s businesses, and the outlook of the combined company.

Carbon Revolution and Twin Ridge are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This conference call is for informational purposes only and shall not constitute an offer to buy any securities, or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

And now, I would now like to introduce William Russell.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Will Russell, Co-CEO and CFO, Twin Ridge Capital Acquisition Corp.

Good morning and welcome everyone. I’m Bill Russell, Co-CEO and CFO of Twin Ridge Capital Acquisition Corp. I’m joined today by Sanjay Morey, Co-CEO and President of Twin Ridge Capital Acquisition Corp. and Jake Dingle and Gerard Buckle, the CEO and CFO, of Carbon Revolution Limited, respectively.

First, I’ll provide an overview of the transaction, then turn it to Sanjay to provide a brief synopsis of the opportunity we see. Jake will then provide an overview of Carbon Revolution and the Company’s growth opportunities and Gerard will wrap up with a summary of the financials.

I am thrilled to be announcing the business combination of Carbon Revolution with Twin Ridge Capital. Carbon Revolution is the global leader in the design and manufacture of advanced carbon fiber wheels for the automotive industry. These wheels are lighter, stronger and more aerodynamic than aluminum wheels, and we believe they are the next generation of automotive wheel technology. If you are measured by the company you keep, Carbon Revolution stands out as a Tier 1 supplier to some of the most sophisticated automotive companies on the planet, including Ferrari, Ford and General Motors, serving as a testament to the quality of their products and their sterling reputation.

I will now briefly comment on the transaction structure and valuation. This is a merger of two public companies. Following the closing of the transaction, Carbon Revolution will become publicly listed on a major U.S. stock exchange, which we believe will provide them access to a broader and deeper pool of growth equity investors and research analysts.

Importantly, on closing of the proposed transaction, the shares in Carbon Revolution will be cancelled and eligible Carbon Revolution shareholders will receive equity in the new company, showing both their commitment to, and belief in, Carbon Revolution’s long-term growth potential. The implied pro forma enterprise value is $270 million, and we believe the resulting valuation metrics compare favorably to those of their peers. We further expect to have a $60 million committed equity facility at close. I will now turn it over to my partner Sanjay Morey to share why we believe the Carbon Revolution opportunity is so attractive.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Sanjay Morey, President and Co-CEO, Twin Ridge Capital Acquisition Corp.

Thanks Bill. Since launching Twin Ridge Capital, our top priority has been to find a business that would not only be a wonderful public market company, but also benefit from three critical attributes.

First, a business selling into a large target market with significant macro tailwinds. Second, a company having a sustainable competitive advantage with a leading market position. And lastly, a business with established customer relationships with contracted volume, thereby increasing our confidence level regarding their ability to achieve projected results.

I’m proud to say that Carbon Revolution exhibits every one of these attributes, and its business will benefit greatly from having access to the deep and liquid capital markets in the United States.

We are thrilled to be partnering with this company and its talented management team. I will now hand it over to Jake Dingle, Carbon Revolution’s CEO, who is also a founder of the company and one of its initial investors, to discuss the business and the opportunity in more detail.

Jake Dingle, Co-Founder and CEO, Carbon Revolution

Thank you, Bill and Sanjay. We are equally thrilled to be partnering with Twin Ridge on this exciting transaction. And thank you, everyone for joining us today. I would like to start by giving some additional background on what we do and the enormous and exciting global opportunity in front of us. Carbon Revolution is an established Tier 1 supplier to the global automotive industry. We are disrupting the $38 billion automotive wheel market with our highly differentiated and inventive lightweight wheel technology.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Our carbon fiber wheels can deliver a forty to fifty percent weight reduction relative to conventional aluminum wheels. For an electric vehicle, this weight savings can result in a five to ten percent extension of range. Additionally, reducing mass from a vehicle’s wheels reduces the vehicle’s rotational unsprung mass, which substantially improves its handling, acceleration and braking.

We have worked to build and protect our competitive advantage in a number of key ways. First, after more than a decade of development, we believe that our technology is many years ahead of our closest aspiring competitors. We have protected this position by establishing a portfolio of approximately 60 granted patents, with an additional 30 patents pending. Second, we have established relationships with major global OEMs, such as Ford, General Motors, Renault and Ferrari, most of whom have multiple programs awarded and in production. These multi-year programs, together with other contracted programs that are yet to enter production, result in a significant portfolio of future business, or “backlog”, that provides substantial visibility to our expected near- and medium-term growth. Finally, the first phase of our Mega-line project, which Gerard will discuss in more detail, is expected to be fully operational and in production early in 2023. This largely automated manufacturing process is expected to create substantial capacity at a much lower cost per wheel and help us meet the accelerating demand as the global automotive industry transitions to electrification.

Turning now to the challenges faced by OEMs arising from the EV transition and other industry trends, and the unique solutions provided by our wheel technology.

As the automotive sector transitions from internal combustion engine, or ICE, vehicles, to EVs, vehicle mass is dramatically increasing. This is mainly due to the enormous size and weight of the batteries that are required to achieve adequate range. Even in the best cases, EV range is far less than what a conventional ICE vehicle achieves on a tank of fuel. The weight reduction of up to forty to fifty percent provided by our lightweight wheel technology can enable extension of EV range by a significant five to ten percent, depending on the level of integration into the overall vehicle design. Because our carbon fiber wheels are a bolt-on technology solution, their application does not require significant investment in the overall vehicle design or in the vehicle manufacturing plant.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Concurrent with the EV transition, OEM design studios are trending to larger and larger vehicle designs, which require increasing wheel size for aesthetic and proportional purposes. Large aluminum wheels that are strong enough to support this new generation of massive vehicles are so heavy that they challenge the overall vehicle structure. In particular, they increase the stresses on the suspension structures and pose other weight challenges to such an extent that our customers are increasingly telling us that using aluminum wheels is becoming impractical at these increased sizes. The convergence of these factors is driving demand for Carbon Revolution’s technology as a critical enabler for the next generation of vehicles.

By providing a solution that allows studios to deliver their desired aesthetics without sacrificing the ability to meet OEM structural requirements and performance targets, we are creating a clear pathway to widespread adoption of our carbon fiber wheel technology.

We now have multiple EV programs in advanced stages of development, particularly for the large SUV and pickup truck segments. Carbon Revolution’s penetration is now expanding beyond the performance and luxury segments, from its initial successful market entry points to the large-scale SUV and truck platforms. These platforms represent the bulk of our existing and prospective customers’ current and future revenues.

The total addressable market for the global automotive wheel industry is expected to grow from $38 billion in 2020 to almost $60 billion by 2028, reflecting a greater than 5% CAGR off an already impressive base. Based on the number of EV programs we have in development, we expect Carbon Revolution’s lightweight wheel technology to be an important offset for EVs, as well as conventional ICE vehicles whose weight has steadily grown over the past four decades. Notably, with EV market share expected to increase from less than 5% of the global market in 2020 to greater than 20% by 2030, we expect to see demand for our technology dramatically accelerate, as vehicle weight reduction becomes a top priority for OEMs.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
To date, Carbon Revolution has been awarded thirteen programs, with five of the world’s major OEMs. We have an additional six programs in progress under engineering agreements, which are advancing steadily through the key milestones to full award. We expect revenue to grow to just over $50 million in 2023 and to roughly $90 million in 2024. Importantly, 98% of this is revenue that we forecast from programs that are either formally awarded, or under design and engineering agreements, and therefore already under contract. As is typical in the automotive industry, these contracts do not contain take-or-pay or other minimum purchase obligations. Accordingly, our forecasts are generally based on the capacities that our customers have asked us to install and also the durations we know or expect in relation to these programs.

Four of our latest programs under design and engineering contract, which is the step before the formal award, are for significant EV platforms. As EV market share continues its rapid growth, we expect the majority of our future programs to serve electric vehicle platforms.

After more than a decade of development and over $250 million of equity investment to date, we have successfully delivered over 60,000 wheels to our global customer base. Manufacturing currently takes place in Australia at our 10,000 square meter ISO-certified, state-of-the-art manufacturing facility that was purpose-built in 2014 and then expanded in 2018.

As demand for our technology continues to accelerate, we are now working to scale production through the Mega-line automated manufacturing project, which Gerard will cover in greater detail.

Turning now to design and development of our technology and products. We combined our deep knowledge and experience in material science, vehicle engineering and advanced manufacturing to develop a technology that is protected and difficult to replicate. Our product and process technologies are a sophisticated combination of solutions that address structural, thermal, environmental and geometric challenges, while meeting the aesthetic requirements of our customers’ design studios. We’ve developed proprietary, advanced computational engineering tools using finite element modeling, which provide us with the unique ability to design products that meet a broad range of customer requirements with a significantly reduced risk of redesign once prototypes are produced and tested. Our technology is protected by approximately 60 granted patents, which presents an important barrier to entry for potential competitors.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
We have been developing and producing carbon fiber wheels for over a decade and have leveraged our significant first mover advantage to establish Carbon Revolution as the clear industry leader. We believe we are the only carbon fiber wheel company with multiple wheel programs with multiple car companies. While we are always mindful of competitors, we have not seen a meaningful competitor at scale and believe we are years ahead of the competition. Our competitors face significant barriers to entry, including the need to replicate our hundreds of millions of dollars of focused investment, our significant portfolio of patent-protected technology and decades of experience, comprised of hundreds of thousands of man-hours, designing, testing and manufacturing carbon fiber wheels for the global automotive industry.

As customer demand for Carbon Revolution’s technology grows, our team is focused on converting demand into sales by providing solutions to the primary challenges facing OEMs, which I detailed earlier on the call. These include unlocking range improvements for electric vehicles, enhancing structural durability, and offering unique and compelling styling options favored by the design studios.

An additional challenge faced by OEMs in the EV segment is road noise, which is particularly noticeable because of the contrast with the nearly silent EV powertrains. While other sound reduction measures often increase vehicle weight, Carbon Revolution’s wheel technology reduces road noise while providing very significant weight savings. The low density, highly-damped nature of carbon fiber composite structures allows our wheels to reduce road noise transmission. In fact, the internal structures of our carbon fiber wheels can be “tuned” to modify natural frequencies, offering the potential to further enhance sound dampening properties and reduce the transmission of road noise.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Our solutions-oriented approach is driving an acceleration in the rate at which we are converting customer interest into program awards.

Most automotive technologies follow a common adoption curve with initial penetration starting at the luxury or performance end of the market before ultimately accelerating to full mass-market adoption. We expect the adoption of carbon fiber wheels to follow a similar trajectory. Our technology has been validated by our customers, which include some of the absolute premier automotive brands in luxury and performance. Now, as the first mover with an established leadership position, we believe that Carbon Revolution is uniquely positioned to lead the transition of carbon fiber wheels to mass market adoption.

From our initial prototypes and aftermarket products developed over 10 years ago, Carbon Revolution has established itself as a highly regarded Tier 1 supplier to the global automotive industry. After listing on the Australian Securities Exchange in late 2019, and enduring the headwinds presented by the COVID-19 pandemic, we were most recently announced as the provider of carbon fiber wheels to General Motors for the Z06 and Z07 Corvette. Other programs to date include two Mustang programs and the Ford GT for Ford, as well as four programs for Ferrari and one for Renault. We expect a premium SUV will be launched with our wheels in the first half of 2023, representing the first of what we expect to be many applications of our technology in that segment. As mentioned earlier, the majority of our most recent programs under design and engineering contract are for electric variants of SUVs and pickup trucks.

Moving to a snapshot of our leadership team. I would like to note that none of our success would be possible without the world class team we’ve built. Our team members have decades of automotive experience working around the globe with OEMs and are ready to scale Carbon Revolution into a truly global carbon fiber wheel business.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
When it comes to customer purchase considerations, range is the key driver for the EV segment. As discussed earlier, the unparalleled 100-pounds plus of potential weight savings offered by our carbon fiber wheel technology can extend range by five to ten percent. Carbon Revolution’s technology also delivers enhanced vehicle performance, reduction of road noise transmission or NVH, and elevated aesthetics with novel styling opportunities. Finally, application of our technology does not require trade-offs or any significant investment in other parts of the vehicle or on the production line to equip that vehicle with carbon fiber wheels.

Given the compelling value proposition of our technology solution, we expect to see a sustained price premium versus conventional aluminum wheels, which have similarly maintained a premium to steel for many decades. Over time, our pricing will decrease in line with the cost savings achieved through scale and automation. However, we expect to be able to maintain attractive margins due to our leadership position in the market and the value offered by our technology.

While our technology will continue to be highly desirable for the performance applications where it was first adopted, the opportunity for growth and true disruption really comes from the electric SUV and truck segments that we are now starting to penetrate. These vehicles have become the heart of the global market, and are central to our customer’s growth strategies. The unavoidable step-up in vehicle weight from electric batteries, the need for road noise reduction, trending preference for larger wheels and other design aesthetics, structural challenges, and even regulatory hurdles has positioned our technology very strategically in our customer solution set. This is evidenced by the accelerating number of EV programs and platforms in our pipeline of design and engineering programs. I’ll now hand it over to our CFO, Gerard Buckle, to provide a financial perspective of the opportunity.

Thank you, Jake. It’s a pleasure to be speaking with you all today.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
As Jake explained, we have a very healthy growth pipeline and contracted portfolio of existing and new wheel programs, which support a forecasted 77% compound annual growth rate in our revenue from 2022 through 2024.

As a Tier 1 automotive supplier we have revenue visibility over the coming years from our contracted programs. Specifically, 98% of our forecasted revenue in 2023 and 2024 relates to programs that are under contract, from programs that are either awarded with firm pricing, or in engineering.

I would also note that nearly all of our forecasted growth is underpinned by our existing programs that are currently awarded or under design and engineering agreement. Said in another way, based only on awarded programs and those currently in progress under design and engineering agreement, we expect our current volumes will grow fivefold by 2027. We are, however, highly confident that we will secure new programs beyond those under contract, for the reasons Jake outlined in detail.

Now turning to our margin improvement opportunity. We expect to drive significant improvement in our contribution margin from leveraging of fixed costs over growing volumes, further automation of our production volume and reduction in material costs from process improvements. We also expect to be in a position to realize the benefits of greater purchasing scale. To quantify these benefits, we have planned a 22% and 35% reduction in our direct cost per wheel, in 2023 and 2024, respectively.

On the labor side, in the near term, we see the opportunity to produce more parts per hour through our Mega-line, which automates processes via robots and conveyor systems. I will discuss this in further detail on the next slide. In addition, planned cycle time and lean process improvements are expected to result in further labor efficiencies.

We also see significant potential to deliver material cost reductions per wheel. These reductions will come from the reduction and reuse of carbon fiber waste, consolidation of suppliers and volume-based discounts on material purchases, as we shift from spot market purchases to longer term contracts for key materials. Further in the future, establishing production in a low-cost country is expected to drive a further step change in labor savings.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Turning to our Mega-line rollout strategy. Since the inception of our business, we have focused not only on developing our carbon fiber wheel technology, but also on developing the production processes. Our strategy was always to build wheels at scale. To that end, we have designed the production processes ourselves with bespoke machinery, complimented by carefully selected, off-the-shelf machines.

A few examples of the automation that we have developed, include: our carbon fiber cutting process, which we call our Production Click Press; our automated rim layup machines; and our Mega-line HP RTM, which is our automated injection and molding process.

Our new Mega-line, which is in the commissioning phase right now, brings our manufacturing process together with conveyors and robots to move parts from one process to the next. It also improves the safety environment for our team, while reducing cost per wheel.

The first phase of our Mega-line is expected to be fully operational and begin production early in 2023 with additional capacity expected to be added through 2025.

After optimizing our manufacturing activities in Australia, we plan to establish new plants, replicating the same Mega-line manufacturing technology in lower cost countries and in closer proximity to carbon fiber suppliers and our global OEM customers. We anticipate that these new plants will be much larger and allow further significant scale and cost benefits for the many years to come.

Now moving to our financial summary. We have a strong pipeline of contracted programs supporting our revenue forecasts and currently expect $28.7 million of revenue in 2022, growing to $90.1 million in 2024, reflecting a compound annual growth rate of 77%. Importantly, we have significant revenue visibility, with 98% of forecasted 2023 and 2024 revenue from programs that are already awarded or under design and engineering contract with major global OEMs.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
With the benefit of both automation scale and the supply chain advantages outlined earlier, we expect to achieve positive EBITDA in 2024, and to grow substantially from there in future years.

There are three key drivers to reaching positive EBITDA in 2024. First, achieving sales volume of at least 45,000 wheels per annum, which is consistent with our forecasted revenue from contracted program; second, maintaining our current pricing strategy, consistent with our awarded contracts; and third, realizing expected input cost reductions and labor efficiencies from automation and scale. The cumulative benefits of these key drivers are expected to result in a contribution margin of greater than $600 per wheel.

Before I turn it back over to Jake, I would like to note we have a track record of beating OEM forecasts. As mentioned, we have significant revenue projected from our awarded programs, for a total backlog of $335 million.

If you look at our four completed programs with OEMs, we have either exceeded or significantly exceeded the original awarded volume. This historical outperformance versus the original OEM forecasts for our awarded programs gives us the basis for confidence in our revenue forecasts. I’ll now hand it back to Jake for closing remarks.

Jake Dingle, Co-Founder and CEO, Carbon Revolution

Thanks, Gerard. To wrap up, we are very excited about Carbon Revolution’s future.

Our highly-differentiated and innovative technology solution addresses the core challenge facing global OEMs today as they rapidly electrify all of their major vehicle platforms.

The market opportunity is massive and the highest growth segments are where we are able to offer the most compelling solutions, including range extensions of up to five to ten percent.

Over the past decade, we have established an impressive track record that includes more than a dozen awarded programs with five major global OEMs.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Our strong customer relationships have resulted in virtually all of our projected revenues over the next two years being under contracted programs and therefore highly visible, while our well-developed automation and industrialization strategy should allow us to significantly expand margin in coming years. Our proven track record has allowed us to establish our position as the global market leader, a position backed by many patents and broader intellectual property advantages.

Ultimately, we plan to locate our high-volume manufacturing facilities to more strategic and lower cost locations. This will drive significant cost reductions while protecting margins and delivering significant value to our customers and shareholders in the coming years.

We couldn’t be more excited for the road ahead. Thank you again for joining us today. We look forward to updating you on our progress on an ongoing basis.

Additional Information about the Transaction and Where to Find It

This communication relates to the proposed business combination involving Carbon Revolution Limited (“CBR”), Twin Ridge Capital Acquisition Corp. (“TRCA”), Poppetell Limited, to be renamed Carbon Revolution plc (“MergeCo”) and a merger subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

Carbon Revolution and Twin Ridge Capital Acquisition Corp. Business Combination Conference Call Script December 15, 2022
These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers, following the announcement of the proposed business combination; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.